U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



                                                Commission File Number 0-22512
(Check One):


[X]Form 10-K   [ ]Form 20-F    [ ]Form 11-K    [ ]Form 10Q   [ ]Form N-SAR
[ ]Form N-CSR


For Period Ended:      December 31, 2005


         [_]      Transition Report on Form 10-K

         [_]      Transition Report on Form 20-F

         [_]      Transition Report on Form 11-K

         [_]      Transition Report on Form 10-Q

         [_]      Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the item(s) to which the notification relates:   N/A

                                     Part I

                             Registrant Information


Full Name of Registrant:            WEST MARINE, INC.

Former Name if Applicable:          N/A

Address of Principal Executive Office
(Street and Number):                        500 Westridge Drive
City, state and zip code:                   Watsonville, CA  95076-2700



                                     Part II

                             Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following
should be completed.   (Check box if appropriate)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition report on
           Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b- 25(c) has been attached if applicable.




                                    Part III

                                    Narrative


     West Marine is due to file its annual report on Form 10-K on March 16, 2006. However, West Marine has not completed its review of all of its uncompleted software development projects. If and to the extent West Marine determines that such projects are no longer expected to provide a future benefit, West Marine may be required to realize a non-cash impairment charge. The carrying value of all uncompleted software development projects at December 31, 2005 was approximately $9.1 million, although West Marine does expect to receive a future benefit from some portion of these projects. West Marine fully anticipates completing this review in the near term and filing its annual report on Form 10-K within the next fifteen calendar days.

    As of the date of this filing, West Marine has not identified any material weakness (as defined in Public Company Accounting oversight Board Auditing Standard No. 2) in its internal controls over financial reporting.

                                     Part IV

                                Other Information


(1) Name and telephone number of person to contact in regard to this notification:

                       Eric Nelson            (831) 728-2700

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed? If the answer is no, identify report(s).

                       [X] Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                       [X] Yes*   [  ] No

* Preliminary unaudited net income for the fiscal year ended December 31, 2005, not including possible impairment charges related to internal software costs no longer expected to provide a future benefit discussed in Part III of this notice, was $2.0 million, or $0.09 per share, compared to net income of $25.5 million, or $1.20 per share, for the fiscal year ended January 1, 2005. Net sales for fiscal year 2005 were $692.3 million, compared to net sales of $683.0 million for fiscal year 2004. Other significant items that impacted fiscal year 2005 results include:

   o an $11.2 million, or ($0.32) per share after-tax, increase in selling, general and administrative expense attributable to increased payroll and related costs in our profit centers, mainly due to the addition of new stores;

   o an $8.6 million, or ($0.25) per share after-tax, reduction in gross profit attributable to reduced vendor allowances on merchandise purchases, associated with a reduction in inventory levels;

   o a $2.9 million, or ($0.08) per share after-tax, charge for reducing inventory value;

   o a $2.0 million pre-tax charge, or ($0.06) per share after-tax, charge for a cancelled software development project;

   o a $2.0 million pre-tax charge, or ($0.06) for discontinuing our use of the BoatUS tradename; and

   o an $0.8 million pre-tax charge, or ($0.02) per share after-tax, for costs related to replacing our line of credit.

                                WEST MARINE, INC.
                   -------------------------------------------
                  (Name of Registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 16, 2006            By:/s/ Eric S. Nelson
                                 -----------------------------------
                                 Eric S. Nelson
                                 Senior Vice President and
                                 Chief Financial Officer